UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 18, 2022	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated July 16, 2022 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the receipt of prior approval from the Pension Fund Regulatory and Development Authority (PFRDA) in relation to the proposed composite Scheme of amalgamation.

July 16, 2022

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub:

Receipt of prior approval from the Pension Fund Regulatory and Development Authority (PFRDA) in relation to the proposed composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”), with and into HDFC Limited and (ii) HDFC Limited with and into HDFC Bank Limited (“HDFC Bank”)

This is in connection with our letter dated April 04, 2022, informing about the decision taken by the Board of Directors of HDFC Bank approving the proposed Scheme under Sections 230 to 232 of the Companies Act, 2013, the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and other rules and regulations framed thereunder, subject to receipt of various statutory and regulatory approvals.

We wish to inform you that PFRDA has vide its letter dated July 07, 2022 (received by us on July 15, 2022), granted approval for change in status/ constitution pursuant to the Scheme in accordance with the PFRDA (Point of Presence) Regulations, 2018, subject to the conditions mentioned therein.

The Scheme remains subject to various statutory and regulatory approvals inter alia including approvals from the Competition Commission of India, the National Company Law Tribunal and the respective shareholders and creditors of the companies involved in the Scheme as may be required.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President – Legal & Company Secretary